April 3, 2012

Re:           WNC Housing Tax Credit Fund VI, L.P., Series 13 (the “Partnership”)

Dear Holders of Units of Limited Partnership Interest:

Please find enclosed your Schedule K-1 for 2011. The Low Income Housing Tax Credits (“LIHTC’s”) that you are receiving on your K-1 are less than what we had originally anticipated delivering to you.

As you are aware, the Partnership holds interests in eight limited liability entities (“Local Limited Partnerships”) formed to own and operate low income housing to generate low income housing tax credits (“LIHTCs”). Among the Local Limited Partnerships are Grove Village Limited Partnership (“Grove Village”) and Pleasant Village Limited Partnership (“Pleasant Village”), each a Texas limited partnership. The apartment communities of those two Local Limited Partnerships are known as “Grove Village Apartments” and “Pleasant Village Apartments,” respectively. The local general partner of each of Grove Village and Pleasant Village is Walker Guardian LLC, an Oregon limited liability company (the “Local General Partner”). The Local General Partner is not an affiliate of WNC.

Grove Village Apartments and Pleasant Village Apartments are acquisition / rehabilitation properties. Information tax returns for 2007, 2008 and 2009 filed by the Local General Partner claimed low income housing tax credits for those years. The LIHTCs allocated to the Partnership for such years by Grove Village and Pleasant Village were combined with the LIHTCs from the other Local Limited Partnerships and reported by the Partnership on its information tax returns for 2007, 2008 and 2009.

LIHTCs are delivered over a 10-11 year time span. Grove Village and Pleasant Village were audited by the IRS for tax years 2007, 2008 and 2009. The IRS has asserted that the LIHTCs for these two properties should not be claimed for the three respective years, because the IRS Forms 8609 had not been issued. Grove Village Apartments and Pleasant Village Apartments are located in Texas. The Texas state authority with responsibility for allocating LIHTCs to properties and monitoring their development or rehabilitation and compliance is Texas Department of Housing & Community Affairs (“TDHCA”). TDHCA has responsibility for issuing IRS Forms 8609 and approving the required Declarations of Land Use Restrictive Covenants (each a “LURA”) that are recorded with the appropriate local property recorder’s office. TDHCA has not yet issued the Form 8609 for either property. The LURAs were not recorded until January 2010. The IRS has taken the position that the credits were improperly claimed for 2007-2009 inasmuch as the Forms 8609 have not yet been issued, and that the LURAs have only recently been recorded. In addition, the IRS has taken the position that rehabilitation may not have included compliance with accessibility laws and other requirements for issuance of the Forms 8609.

714.662.5565 714.662.4412 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com

The Local General Partner has represented to us that it intends to challenge the IRS notices, primarily on the basis that the Local General Partner has diligently pursued the issuance of the Forms 8609 and the timely recordation of the LURAs by TDHCA. The Local General Partner has hired counsel and filed an appeal with the IRS. Legal counsel will present its argument in writing to the appellate court in May 2012. At that time all the facts offered by the IRS and the Local General Partner’s legal counsel will be read and considered. If the outcome is not to the liking of the Local General Partner then the case would proceed to the IRS Tax Court for a final hearing.

Inasmuch as the IRS Forms 8609 still have not been delivered, we have decided that the 2011 LIHTCs that are associated with Grove Village and Pleasant Village will not be included in your 2011 K-1. We hope that the outcome of the IRS audit will be favorable, and that the Forms 8609 will be issued allowing us to take the LIHTCs for future years.

We will keep you informed of material developments in these proceedings. At present, we cannot offer our analysis or the likelihood of success on the part of the Local General Partner. You should consult your tax advisers if you have any questions in these regards.

Very truly yours,

WNC National Partners, LLC
General Partner